Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of organization
Great Elm Capital GP Corp	Delaware
Great Elm Capital Management, Inc.	Delaware
Openwave Systems Service India Private LTD.	India
Openwave Systems (South Africa) Pty LTD	South Africa
Openwave Technologies Inc.	Delaware
Signalsoft Corporation	California
Solomio Corporation	Delaware